Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC.
(unaudited)

	Nine Months Ended
	September 30,		Fiscal Year Ended
(In millions)	2011	2010	2010	2009	2008	2007	2006
Loss from Continuing Operations Before Taxes	$(557)	$(568)	$(713)	$(617)	$(312)	$(1,168)	$(810)
Interest on Debt, Net of Capitalized Interest	495	438	586	595	570	609	670
Amortization of Capitalized Interest	—	—	—	—	48	68	68
Portion of rents deemed representative of the interest factor (1/3)	52	51	69	68	68	63	44
(Losses) Earnings Available for Fixed Charges	$(10)	$(79)	$(58)	$46	$374	$(428)	$(28)
Interest on Debt	$495	$438	$586	$595	$570	$609	$670
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	52	51	69	68	68	63	44
Total Fixed Charges	$547	$489	$655	$663	$638	$672	$714
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Deficiency	$(557)	$(568)	$(713)	$(617)	$(264)	$(1,100)	$(742)